

July 1, 2011

Via E-mail
Dr. Werner Brandt
Chief Financial Officer
SAP Corporation
Dietmar-Hopp-Alee 16
69190 Walldorf
Germany

> **Re: SAP Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 001-14251**

Dear Dr. Brandt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 88

1.   You indicate on page F-40 that you have not recognized a deferred tax liability on approximately €4.56 billion for undistributed profits of your subsidiaries that arose in 2010 and prior years because you plan to indefinitely reinvest those undistributed profits. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-48960.

Dr. Werner Brandt
SAP Corporation
July 1, 2011
Page 2

Item 18. Financial Statements

Note (24) Litigation and Claims, page F-62

2.   For each of the litigation and claims discussed in Note (24) where you do not provide an estimate of the amount and timing of any cash outflow resulting from a settlement pursuant to paragraph 86 of IAS 37, tell us how you considered making it clear that possibility of such an outflow is remote in your disclosure. In your response, please identify which of your litigation and claims discussed in Note (24) would fall in the remote category.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief